Exhibit 99.14

FORM OF SUPPLEMENTAL DISCLOSURE FOR AUSTRALIA

      The following legend will be distributed to GM common stockholders of record resident in Australia as a supplement to the consent solicitation statement/prospectuses.

      None of GM, Hughes or News Corporation has authorized or taken any action to lodge an Australian law compliant prospectus with the Australian Securities & Investments Commission. This document has been prepared to comply with relevant foreign jurisdiction laws and stock exchange requirements and the information disclosed may not be the same as that which must be disclosed in an Australian prospectus. The securities mentioned in it may not be distributed or onsold within 12 months in Australia to any other person other than by way of or pursuant to an offer that does not need disclosure under Section 708 of the Australian Corporations Act 2001.